June 21, 2006

George F. Ohsiek, Jr.
Branch Chief
Mail Stop 3561
US Securities and Exchange Commission
Washington, D.C. 20549

Re:       Guess?, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 13, 2006
File No. 1-11893

Dear Mr. Ohsiek,

On behalf of Guess?, Inc (the “Company”), I am responding to the comment letter dated April 27, 2006 from the staff (the “Staff”) of the Securities and Exchange Commission, with respect to the above-referenced Form 10-K. Specifically, I am responding to the June 15, 2006 and June 20, 2006 oral comments of Mr. Anthony Watson concerning the Company’s June 1, 2006 response to Staff comment Number 8 (“Staff Comment Number 8”). Set forth below is the original Staff Comment Number 8, the original Company response to Staff Comment Number 8 and the Company’s revised response to Staff Comment Number 8 based on the Staff’s oral comments.

Original Staff Comment Number 8

Note 12. Commitments and Contingencies, page F-26

Litigation, page F-26

8.                                      With respect to the complaint filed by Michele Evets please disclose an estimate of the reasonable possible loss or range of loss or explicitly state that such an estimate cannot be made. Refer to paragraph 10 of SFAS 5.

Original Company Response to Staff Comment Number 8

The Company and its external counsel believe that such an estimate cannot be reasonably made and has stated that assessment in the notes to the financial statements in the Most Recent Form 10-Q. Please see italics below for the amended language:

“Commitments and Contingencies

Litigation

On February 1, 2005, a complaint was filed by Michele Evets against the Company in the Superior Court of the State of California for the County of San Francisco. The Complaint purports to be a class action filed on behalf of current and former Guess store managers in California. Plaintiffs seek overtime wages and a preliminary and permanent injunction. The Company answered the complaint on April 28, 2005. No trial date has been set.

Most major corporations, particularly those operating retail businesses, become involved from time to time in a variety of employment-related claims and other matters incidental to their business. With respect to the above matter, although the Company is not able to reasonably estimate the outcome and hence a possible loss or range of loss, in the opinion of our management, the resolution of the above matter or any pending incidental matters is not expected to have a material adverse effect on our consolidated results of operations or financial position. No material amounts were accrued as of December 31, 2005 and 2004, related to any of the Company’s litigation.”

Revised Company Response to Staff Comment Number 8
Based on the Staff’s Oral Comments

The Company and its external counsel continue to believe that an estimate of the possible loss or range of loss relating to the Evets matter cannot be reasonably made at the present time. Based on the Staff’s oral comments, the Company proposes to revise its litigation disclosure in future periodic reports, assuming no material changes in the facts surrounding the Company’s litigation, to exclude the statement that the resolution of the Evets matter is not expected to have a material adverse effect on the Company’s consolidated results of operations or financial position. As such, assuming no material changes in the facts surrounding the Company’s litigation, the Company proposes the following amended language:

“Commitments and Contingencies

Litigation

On February 1, 2005, a complaint was filed by Michele Evets against the Company in the Superior Court of the State of California for the County of San Francisco. The complaint purports to be a class action filed on behalf of current and former Guess store managers in California. Plaintiffs seek overtime wages and a preliminary and permanent injunction. The Company answered the complaint on April 28, 2005. No trial date has been set. However, the parties have agreed to participate in a voluntary private mediation scheduled to begin

August 16, 2006. With respect to this matter, the Company is not currently able to reasonably estimate the possible loss or range of loss, and accordingly it has not recorded an accrual with respect thereto.

The Company is also involved in various other employment-related claims and other matters incidental to the Company’s business, the resolution of which is not expected to have a material adverse effect on the Company’s consolidated results of operations or financial position. No material amounts were accrued as of December 31, 2005 and 2004, related to any of the Company’s litigation.”

Please note that the Company will continue to monitor its existing and any future litigation and will make accruals and/or revise its litigation disclosure, as appropriate, in accordance with the terms of SFAS 5.

If you have any questions regarding the revised Company response to Staff Comment Number 8 contained in this letter, please call me at (213) 765-3630.

Very truly yours,
/s/ Jason T. Miller
Jason T. Miller
Assistant General Counsel
Guess?, Inc.

cc:            Maurice Marciano, Co-Chairman and Co-CEO
Carlos Alberini, President and COO
Nigel Kershaw, Vice President and Controller
James Levin, O’Melveny & Myers LLP